UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

        Infinium Labs, Inc. (formerly Global Business Resources, Inc.)
        --------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                          (Title of Class of Securities)

                                 45665U 10 4
                                -------------
                                (CUSIP Number)

                                Robert Shambro
                            c/o Infinium Labs, Inc.
                          2033 Main Street, Suite 309
                           Sarasota, Florida  34237
                               (941) 917-0788
                          ----------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 5, 2004
                                ---------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 45665U 10 4

-----------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
       Robert Shambro
-----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [_]
                                                               (b) [_]
-----------------------------------------------------------------------------
 3     SEC USE ONLY
-----------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)  PF
-----------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]
-----------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION       United States
-----------------------------------------------------------------------------

NUMBER OF           7  SOLE VOTING POWER         785,416
SHARES             ----------------------------------------------
BENEFICIALLY        8  SHARED VOTING POWER         -0-
OWNED BY           ----------------------------------------------
EACH                9  SOLE DISPOSITIVE POWER    785,416
REPORTING          ----------------------------------------------
PERSONAL           10  SHARED DISPOSITIVE POWER    -0-
WITH

-----------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  785,416
       shares
-----------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
-----------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  16.7%
-----------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (See Instructions)  IN
-----------------------------------------------------------------------------




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CUSIP No. 45665U 10 4

Item 1. Security and Issuer

     This Schedule 13D relates to shares of the Common Stock, par value $.0001 per share ("Common Stock"), of Infinium Labs, Inc. (formerly Global Business Resources, Inc., the "Issuer"). The Issuer's principal executive office is located at 2033 Main Street, Suite 309, Sarasota, Florida 34237.

Item 2.  Identity and Background

     This Schedule 13D is being filed by Robert Shambro (the "Reporting Person"), an individual whose business address is 1819 Main Street, Suite 309, Sarasota, Florida 34237. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The Common Stock was acquired pursuant to an Agreement and Plan of Merger dated as of December 24, 2003 among the Issuer, Global Infinium Merger Sub, Inc., Infinium Labs Operating Corporation (the "Target") and Peter J. Goldstein. In exchange for each share of the Target owned by the Reporting Person prior to the merger, the Reporting Person received 0.1570833 shares of Common Stock of the Issuer. The merger was consummated on January 5, 2004.




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CUSIP No. 45665U 10 4

Item 4.  Purpose of the Transaction

     The Common Stock was acquired in connection with the Agreement and Plan of Merger described in Item 3. In connection with the merger, the Certificate of Incorporation and By-laws of the Issuer have been amended and the composition of the Board of Directors was changed so that it consists of the directors of the Target prior to the merger. The Reporting Person has no current plans or proposals which relate to or would result in any action specified by clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a)   785,416 shares of Common Stock or 16.7%;

     (b)   sole power to vote or direct the vote:  785,416;
           shared power to vote or direct the vote:  None;
           sole power to dispose or direct the disposition: 785,416; shared power to dispose or direct the disposition: None.

     (c)   Not Applicable

     (d)   Not Applicable

     (e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.  Material to Be Filed as Exhibits

     Not Applicable




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CUSIP No. 45665U 10 4

Signature

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 2004                         /s/ Robert Shambro
                                                 -----------------
                                                     Robert Shambro